Mail Stop 3561

June 12, 2007

Via Fax & U.S. Mail

Ms. Stephanie K. Kushner
Chief Financial Officer
1415 West 22nd Street
Oak Brook, Illinois 60523

      Re: **Federal Signal Corporation**
              Form 10-K for the year ended December 31, 2006
              Filed February 22, 2007
              File No. 001-06003

Dear Ms. Kushner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief